STATEMENT OF INVESTMENTS

General New York Municipal Bond Fund, Inc.

July 31, 2007 (Unaudited)

Long-Term Municipal Investments--97.1%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York--90.4%				
Buffalo Fiscal Stability Authority, Sales Tax and State Aid Revenue (Insured; MBIA)	5.00	9/1/16	3,000,000	3,207,930
Dutchess County Industrial Development Agency, Civic Facility Revenue (Bard College Civic Facility)	5.00	8/1/20	1,000,000	1,033,400
Hempstead Industrial Development Agency, Civic Facility Revenue (Adelphi University Civic Facility)	5.00	10/1/30	2,000,000	2,059,040
Hudson Yards Infrastructure Corporation, Hudson Yards Senior Revenue (Insured; FGIC)	5.00	2/15/47	2,000,000	2,064,300
Huntington Housing Authority, Senior Housing Facility Revenue (Gurwin Jewish Senior Residences Project)	6.00	5/1/29	1,370,000	1,396,592
Jefferson County Industrial Development Agency, SWDR (International Paper Company Project)	5.20	12/1/20	2,000,000	2,007,660
Long Island Power Authority, Electric System General Revenue	5.00	9/1/35	3,000,000	3,100,530
Long Island Power Authority, Electric System General Revenue (Insured; FGIC)	5.00	12/1/19	1,375,000	1,458,119
Metropolitan Transportation Authority, Revenue (Insured; AMBAC)	5.50	11/15/18	4,000,000	4,290,120
Metropolitan Transportation Authority, Transit Facilities Revenue (Insured; FSA)	5.13	1/1/12	1,220,000 [a]	1,287,405
Metropolitan Transportation Authority, Transit Facilities Revenue (Insured; FSA)	5.13	7/1/12	2,780,000 [a]	2,949,441
Nassau County Industrial Development Agency, IDR (Keyspan-Glenwood Energy Center, LLC Project)	5.25	6/1/27	4,000,000	4,098,560
New York City	5.50	6/1/13	1,450,000 [a]	1,578,354
New York City	5.00	11/1/19	3,000,000	3,139,890
New York City	5.38	12/1/20	1,000,000	1,046,860
New York City	5.50	8/1/21	2,500,000	2,679,000

New York City	5.00	8/1/22	2,000,000	2,086,360
New York City	5.50	6/1/23	150,000	160,107
New York City	5.25	8/15/24	4,000,000	4,237,320
New York City	5.00	4/1/30	3,500,000	3,612,875
New York City Housing Development Corporation, Capital Fund Program Revenue (New York City Housing Authority Program) (Insured; FGIC)	5.00	7/1/25	1,200,000	1,250,496
New York City Housing Development Corporation, MFHR (Collateralized: FHA and GNMA)	5.25	11/1/30	3,500,000	3,625,335
New York City Industrial Development Agency, Civic Facility Revenue (College of Aeronautics Project)	5.50	5/1/08	1,600,000 a	1,652,896
New York City Industrial Development Agency, Civic Facility Revenue (Vaughn College of Aeronautics and Technology Project)	5.25	12/1/36	1,000,000	1,002,490
New York City Industrial Development Agency, Civic Facility Revenue (YMCA of Greater New York Project)	5.00	8/1/36	3,500,000	3,598,315
New York City Industrial Development Agency, Liberty Revenue (7 World Trade Center Project)	6.25	3/1/15	2,000,000	2,098,300
New York City Industrial Development Agency, PILOT Revenue (Queens Baseball Stadium Project) (Insured; AMBAC)	5.00	1/1/46	3,000,000	3,091,920
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.50	8/1/16	1,000,000	1,141,710
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	8.00	8/1/28	1,500,000	1,799,280
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. Project)	6.90	8/1/24	1,000,000	1,001,910
New York City Industrial Development Agency, Special Facility Revenue (JetBlue Airways Corporation Project)	5.00	5/15/20	500,000	475,010

New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.50	1/1/18	1,000,000	1,071,550
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.50	1/1/24	3,000,000	3,199,470
New York City Municipal Water Finance Authority, Water and Sewer System Revenue	5.00	6/15/22	3,000,000	3,147,300
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Insured; FGIC)	5.75	6/15/09	2,000,000 [a]	2,093,460
New York City Transitional Finance Authority, Building Aid Revenue (Insured; FGIC)	5.00	7/15/36	2,000,000	2,083,320
New York City Transitional Finance Authority, Future Tax Secured Revenue	6.00	5/15/10	2,240,000 [a]	2,396,643
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.00	11/1/22	4,000,000	4,215,200
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.00	11/1/25	2,360,000	2,471,062
New York Liberty Development Corporation, Revenue (Goldman Sachs Headquarters Issue)	5.25	10/1/35	2,500,000	2,658,525
New York Liberty Development Corporation, Revenue (National Sports Museum Project)	6.13	2/15/19	1,500,000	1,550,370
New York State Dormitory Authority, Catholic Health Services of Long Island Obligated Group Revenue (Saint Francis Hospital Project)	5.00	7/1/21	3,000,000	3,030,450
New York State Dormitory Authority, Health Center Revenue (Guaranteed; SONYMA)	5.00	11/15/19	1,000,000	1,033,620
New York State Dormitory Authority, Insured Revenue (Manhattan College) (Insured; Radian)	5.50	7/1/16	2,000,000	2,122,200
New York State Dormitory Authority, Insured Revenue (New York University) (Insured; AMBAC)	5.00	7/1/32	2,000,000	2,091,440
New York State Dormitory				

Authority, LR (State University Educational Facilities) (Insured; FGIC)	5.50	7/1/11	1,475,000 a	1,570,093
New York State Dormitory Authority, Revenue (Columbia University)	5.13	7/1/21	3,630,000	3,802,243
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/31	2,000,000	2,095,920
New York State Dormitory Authority, Revenue (Consolidated City University System)	5.63	7/1/16	2,500,000	2,738,625
New York State Dormitory Authority, Revenue (Consolidated City University System)	5.75	7/1/18	2,500,000	2,781,275
New York State Dormitory Authority, Revenue (Consolidated City University System) (Insured; FGIC)	5.75	7/1/16	2,000,000	2,106,360
New York State Dormitory Authority, Revenue (Consolidated City University System) (Insured; FSA)	5.75	7/1/18	1,290,000	1,437,137
New York State Dormitory Authority, Revenue (Cornell University)	5.00	7/1/24	3,000,000	3,159,750
New York State Dormitory Authority, Revenue (Cornell University)	5.00	7/1/35	2,500,000	2,601,125
New York State Dormitory Authority, Revenue (Memorial Sloan-Kettering Cancer Center)	5.00	7/1/35	1,500,000	1,550,640
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement)	5.00	2/15/28	845,000	867,967
New York State Dormitory Authority, Revenue (Miriam Osborne Memorial Home) (Insured; ACA)	6.88	7/1/19	1,475,000	1,589,696
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.50	7/1/26	2,000,000	2,019,380
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.50	7/1/26	500,000	504,355
New York State Dormitory Authority, Revenue (New York				

Methodist Hospital)	5.25	7/1/33	2,000,000	2,075,600
New York State Dormitory Authority, Revenue (New York State Department of Health)	5.00	7/1/15	3,885,000	4,099,569
New York State Dormitory Authority, Revenue (New York State Department of Health) (Insured; CIFG)	5.00	7/1/25	3,000,000	3,118,110
New York State Dormitory Authority, Revenue (State University Educational Facilities)	5.88	5/15/17	2,060,000	2,310,908
New York State Dormitory Authority, Revenue (University of Rochester)	5.00	7/1/34	4,000,000	4,098,240
New York State Dormitory Authority, Secured Hospital Revenue (New York Downtown Hospital) (Insured; MBIA)	5.30	2/15/20	2,500,000	2,556,400
New York State Dormitory Authority, South Nassau Communities HR (Winthrop South Nassau University Health System Obligated Group)	5.50	7/1/23	1,825,000	1,885,772
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.38	3/15/13	1,000,000 [a]	1,079,590
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.00	3/15/23	2,500,000	2,641,650
New York State Energy Research and Development Authority, Gas Facilities Revenue (The Brooklyn Union Gas Company Project)	6.37	4/1/20	5,000,000	5,171,300
New York State Housing Finance Agency, MFHR (Kensico Terrace Apartments) (Collateralized; SONYMA)	4.95	2/15/38	1,000,000	986,790
New York State Housing Finance Agency, Revenue (Fairway Manor Apartments and LooseStrife Fields Apartments) (Collateralized; FHA)	6.75	11/15/36	20,000	20,268
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.35	10/1/26	2,000,000	2,030,240
New York State Power Authority, Revenue	5.00	11/15/20	1,500,000	1,563,870
New York State Thruway Authority, Highway and Bridge Trust Fund (Insured; FGIC)	5.50	4/1/11	1,225,000 [a]	1,309,941
New York State Thruway Authority,				

Local Highway and Bridge Service Contract Bonds	5.75	4/1/09	2,000,000 [a]	2,086,860
New York State Thruway Authority, Second General Highway and Bridge Trust Fund Bonds	5.00	4/1/25	3,000,000	3,153,570
New York State Thruway Authority, Second General Highway and Bridge Trust Fund Bonds (Insured; AMBAC)	5.00	4/1/19	4,500,000 [b,c]	4,754,700
New York State Urban Development Corporation, Correctional Facilities Revenue	5.50	1/1/14	3,000,000	3,204,930
New York State Urban Development Corporation, Correctional Facilities Revenue (Insured; FSA)	5.50	1/1/14	3,000,000	3,210,300
New York State Urban Development Corporation, State Personal Income Tax Revenue (State Facilities and Equipment) (Insured; FGIC)	5.50	3/15/13	3,000,000 [a]	3,257,580
Newburgh Industrial Development Agency, IDR (Bourne and Kenny Redevelopment Company LLC Project) (Guaranteed; SONYMA)	5.65	8/1/20	25,000	25,649
Newburgh Industrial Development Agency, IDR (Bourne and Kenny Redevelopment Company LLC Project) (Guaranteed; SONYMA)	5.75	2/1/32	1,535,000	1,579,147
Niagara County Industrial Development Agency, Solid Waste Disposal Facility Revenue (American Ref-Fuel Company of Niagara, LP Facility)	5.63	11/15/14	2,000,000	2,062,360
Niagara County Industrial Development Agency, Solid Waste Disposal Facility Revenue (American Ref-Fuel Company of Niagara, LP Facility)	5.55	11/15/15	1,500,000	1,548,270
North Country Development Authority, Solid Waste Management System Revenue (Insured; FSA)	6.00	5/15/15	2,260,000	2,459,739
Onondaga County Industrial Development Agency, Sewage Facilities Revenue (Bristol-Meyers Squibb Company Project)	5.75	3/1/24	4,000,000	4,418,840
Orange County Industrial Development Agency, Life Care				

Community Revenue (Glenn Arden Inc. Project)	5.63	1/1/18	1,000,000	1,012,800
Port Authority of New York and New Jersey (Consolidated Bonds, 142nd Series)	5.00	7/15/23	3,000,000	3,124,800
Port Authority of New York and New Jersey, Special Project Bonds (JFK International Air Terminal LLC Project) (Insured; MBIA)	6.25	12/1/13	5,000,000	5,588,050
Rensselaer County Industrial Development Agency, Civic Facility Revenue (Emma Willard School Project)	5.00	1/1/31	1,000,000	1,037,160
Rensselaer County Industrial Development Agency, Civic Facility Revenue (Emma Willard School Project)	5.00	1/1/36	1,000,000	1,034,320
Schenectady Industrial Development Agency, Civic Facility Revenue (Union College Project)	5.00	7/1/25	2,260,000	2,368,390
Suffolk County Industrial Development Agency, Continuing Care Retirement Community Revenue (Jeffersons Ferry Project)	5.00	11/1/28	1,000,000	990,240
Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured)	5.50	6/1/18	1,000,000	1,060,540
Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured)	5.50	6/1/21	3,000,000	3,200,550
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.50	1/1/22	2,000,000 [a]	2,270,360
Triborough Bridge and Tunnel Authority, Subordinate Revenue (Insured; MBIA)	5.00	11/15/32	3,000,000	3,098,940
Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.00	6/1/26	2,000,000	1,971,540
U.S. Related--6.7%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	6.00	7/1/10	2,695,000 [a]	2,862,872
Guam Waterworks Authority, Water and Wastewater System				

Revenue	5.88	7/1/35	1,000,000	1,058,920
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/30	3,000,000	3,151,260
Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA)	5.63	7/1/10	3,000,000 a	3,183,000
Puerto Rico Highways and Transportation Authority, Transportation Revenue (Insured; MBIA)	5.75	7/1/10	2,420,000 a	2,573,138
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue	5.00	7/1/46	1,500,000	1,524,000
Virgin Islands Public Finance Authority, Refinery Facilities Senior Secured Revenue (HOVENSA Refinery)	4.70	7/1/22	1,500,000	1,452,870
Virgin Islands Water and Power Authority, Electric System Subordinated Revenue	5.00	7/1/26	700,000	703,780
Total Long-Term Municipal Investments (cost $233,490,097)				**240,198,424**

Short-Term Municipal Investments--3.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York--2.2%				
New York City (LOC; Bank of America)	3.61	8/1/07	4,500,000 d	4,500,000
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Liquidity Facility; DEPFA Bank PLC)	3.59	8/1/07	700,000 d	700,000
New York City Transitional Finance Authority, Revenue (New York City Recovery) (Liquidity Facility; Landesbank Baden-Wurttemberg)	3.60	8/1/07	100,000 d	100,000
U.S. Related--.8%				
Government Development Bank of Puerto Rico, CP	4.25	8/6/07	2,000,000	2,000,060
Total Short-Term Municipal Investments (cost $7,300,000)				**7,300,060**
Total Investments (cost $240,790,097)			**100.1%**	**247,498,484**
Liabilities, Less Cash and Receivables			**(.1%)**	**(177,835)**
Net Assets			**100.0%**	**247,320,649**

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2007, this security amounted to $4,754,700 or 1.9% of net assets.

c Collateral for floating rate borrowings.

d Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance